Stephen M. Welles V.P. and General Counsel Oplink Communications, Inc. 46335 Landing Parkway Fremont, California 94538 Tel: (510) 933-7289 Fax: (510) 933-7300
February 20, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director Mr. Kyle Moffatt, Accountant Branch Chief Mr. Michael Henderson, Senior Staff Accountant

Re:	Oplink Communications, Inc. Form 10-K for the fiscal year ended June 29, 2008 Filed November 12, 2008 Form 8-K/A dated October 31, 2007, filed January 11, 2008 File No. 0-31581
Dear Messrs. Spirgel, Moffatt and Henderson:
     This letter responds to your letter dated February 10, 2009 setting forth comments from the staff of the Division of Corporation Finance to our periodic reports under the Securities and Exchange Act of 1934, as amended.
     As I discussed with Mr. Henderson, we will file a letter setting forth our substantive responses to the staff’s comments no later than March 6, 2009.

Sincerely,

Stephen M. Welles
Vice President and General Counsel